EXHIBIT 99.2

NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis

For the three and six months ended

June 30, 2026

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) was prepared by management of NXT Energy Solutions Inc. (“NXT”, “we”, “our” or the “Company”) based on information available as at August 6, 2026 and unless otherwise stated, has been approved by the Board of Directors of the Company (the “Board”), and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2026 (the “Interim Financial Statements”). This MD&A covers the Company’s financial and operating results for the three and six months ended June 30, 2026, as compared to the three and six months ended June 30, 2025.

Our functional and reporting currency is the Canadian dollar. All references to “dollars”, “$” and “CDN$” in this MD&A are to Canadian dollars unless specific reference is made to United States dollars (“US$”).

NXT® and SFD® are registered trademarks of NXT in Canada and the United States.

Advisories

Forward-looking Information

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable securities laws. These statements typically contain words such as “anticipate”, “believe”, “would”, “could”, “should”, “estimate”, “expect”, “strategy”, “may”, “plan”, “ensure”, “will”, “remain”, “continue” and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document include, but are not limited to:

•	execution of the African SFD® Surveys (as defined herein);
•	execution of the AL-Haj Enterprises SFD® Survey (as defined herein);
•	execution of the South Asia SFD® Survey (as defined herein);
•	the Company’s ability to successfully work with Synergy and Ataraxia (each as defined herein) to develop future business in the African continent;
•	expectations that the Company will collect an additional US$13.1 million of future accounts receivable by December 31, 2026, that will allow the 2023 Options (defined herein) to fully vest;
•	expectations that the Company will achieve a trailing twelve-month free cash flow per share (see non-GAAP measures) of $0.10 by Q1-27 so that the Performance Options (defined herein) are fully vested;
•

expectations that the Company’s December 2025 Incentive Options (defined herein) will achieve a trailing twelve-month free cash flow per share of $0.15 by Q1-27 and a trailing twelve-month revenue of $25,000,000 by Q1-27;

•	that the SFD® technology may reduce the need for seismic in wide-area reconnaissance;
•	expectations regarding maintenance performed on the Company’s leased aircraft;
•	expectations regarding the future vesting, settlement and expiry of securities issued in connection with the Company’s share-based compensation plans;
•	expectations regarding the amortization of the Company’s intellectual property (“IP”) assets;
•	the Company’s ability to use alternative strategies to reduce the volatility of US dollar liabilities;
•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 2

•

the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;

•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	expectations regarding competition within the industries in which the Company operates;
•	the Company’s ability to continue operating as a going concern;
•	the Company’s ability to continue making payments on its office lease, its aircraft lease and the effects of any default under either such lease;
•	the Company’s ability to repay the amounts owing under the HASCAP Loan (as defined herein) over the original ten-year period;
•

the Company’s belief that its current cash position is not expected to be sufficient to meet obligations and planned operations for the year beyond the date that the Interim Financial Statements have been issued;

•	expectations regarding the Company’s DCPs and ICFR (each as defined herein), including the Company’s ability to further adjust such DCPs and ICFR to mitigate material weaknesses going forward;
•	estimates related to the Company’s future financial position and liquidity, including certain contractual obligations; and
•	the Company’s general business strategies and objectives.

Such forward-looking information is based on several assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our belief that our SFD® technology is technically superior to other airborne survey systems;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	our assessment of the office lease being reasonable;
•	our assessment of potential indicators of impairment and recognition of SFD® related revenue;
•	the estimated minimum annual commitments for the Company’s lease components;
•	foreign currency exchange and interest rates; and
•	general business, economic, and market conditions (including global commodity prices and inflation).

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Although NXT believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned not to place any undue reliance on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates, and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure additional new revenue contracts;
•	our ability to successfully advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada;
•	health, safety, and the environmental factors;
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our IP and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our ability to retain and replace key personnel;
•	our reliance on a single aircraft;
•	our reliance on a limited number of clients;
•

our ability to address changes in tax laws or interpretations thereof or tax rates in the jurisdictions in which the Company or its subsidiaries do business as this could adversely affect the Company’s results from operations, returns to shareholders, and cash flow;

•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	tariff and trade risks, especially on oil and gas imports and aircraft operating supplies;
•	the likelihood that the Company’s DCPs and ICFR (each as defined herein) will prevent or detect material misstatements in our consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices).

For more information relating to risks, see the section titled “Risk and Uncertainties” in this MD&A and the section titled “Risk Factors” in NXT’s most recently filed Annual Information Form dated March 31, 2026 (“AIF”). Except as required by applicable securities law, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether because of new information, future events or otherwise. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Financial Outlook

This MD&A contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about expectations regarding financial results which are subject to the same assumptions, risk factors, limitations and qualifications as set out under the heading “Forward-Looking Information”. The actual financial results of the Company may vary from the amounts set out herein and such variation may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and the FOFI contained in this MD&A has been approved by management as of the date hereof. However, because this information is in part subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI. FOFI contained in this MD&A has been made as of the date hereof and is provided for the purpose of providing further information about the Company’s anticipated future business operations. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 4

Non-GAAP Measures

NXT’s accompanying Interim Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company has consistently used US GAAP for the eight most recently completed quarters.

Net Working Capital

This MD&A includes references to net working capital, which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures being presented by other entities. Net working capital is the difference between current assets and current liabilities. It is composed of cash and cash equivalents, accounts receivable and contract assets, prepaid expenses and deposits, accounts payable and accrued liabilities, unearned revenue, the current portion of convertible debentures, the current portion of long-term debt and the current portion of the Company’s lease obligations. Net working capital can be used by investors and management to assess liquidity at a particular point in time. See “Liquidity and Capital Resources – Net Working Capital” for further information.

Free Cash Flow Per Share

Free Cash Flow Per Share represents the capital generated by the Company and available to allocate for investment in technology, assets, and repayment of debt. Free Cash Flow Per Share is a non-GAAP financial ratio and is not a standardized financial measure and may not be comparable to similar financial measures disclosed by other issuers. Free Cash Flow Per Share is defined as net cash from (used in) operating activities; plus or minus the change in non-cash working capital and adds back investments in technology or assets that have been expensed; all divided by the weighted average shares outstanding for the year (“Free Cash Flow Per Share”).

A reconciliation of Net cash from (used in) operating activities vs Free Cash Flow Per Share for the six months ended June 30, 2026, is as follows:

For the six months ended June 30, 2026
Net cash from (used in) operating activities	$(154,357)
Change in non-cash working capital	(1,568,699)
Investments in technology or assets
Free Cash Flow	(1,723,056)
Weighted average share outstanding1.	119,244,674
Free Cash Flow Per Share	($0.01)

1. Share units.

Please see “Discussion of Operations – Stock Based Compensation Expenses” for further information.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 5

Description of the Business

NXT is a Calgary-based technology company whose proprietary airborne SFD® survey system (“SFD®”), applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT.

Financial and Operational Highlights

Key financial and operational highlights for Q2-26 are summarized below:

•	the Company entered into a contract to provide an SFD® survey to an independent oil and gas exploration company in South Asia, (the “South Asia SFD® Survey”);
•	the Company received a $1,541,220 payment on outstanding accounts receivable;
•

the Company appointed Mr. Gerry Sheehan as Chief Executive Officer. Mr. Sheehan’s direct experience and relationships in international exploration as a professional geologist/geophysicist coupled with his business experience in oil and gas companies and associated relationships will add great value to NXT as it scales up its survey activities in areas of substantial potential in a world demanding new sources of oil and gas;

•	the Company recorded SFD®-related revenues of approximately $0.11 million for YTD 2026, versus $14.12 million for YTD 2026 and $ nil for Q2-26 versus $1.66 million for Q2-25;
•	net loss for Q2-26 was $2.56 million including non-cash charges for stock-based compensation expenses (“SBCE”) and amortization expenses totaling approximately $0.84 million;
•	net loss for YTD 2026 was $4.97 million including non-cash charges for SBCE, amortization expenses and remeasurement gain totaling approximately $1.65 million;
•	net loss per share for Q2-26 was $0.02 per share (basic and diluted), versus a net loss per share of $0.08 per share (basic and diluted) in Q2-25;
•	net loss per share for YTD 2026 was $0.04 per share (basic and diluted), versus a net income per share of $0.01 per share (basic and diluted) in YTD 2025;
•	net working capital (see “Non-GAAP Measures”) was approximately $2.09 million at June 30, 2026;
•	cash and short-term investments as at June 30, 2026, were approximately $1.72 million; and
•

cash flow used by operating activities was approximately $0.15 million during Q2-26 and $1.92 million YTD 2026, compared to $0.34 million provided by operating activities in Q2-25 and $1.81 million in YTD 2025.

Key financial and operational highlights occurring after June 30, 2026, are summarized below:

•	the Company began mobilization for the second African SFD® Survey on August 2, 2026; and
•	the Company appointed Mr. Marvin Singer to the board of directors as the representative for Ataraxia Capital.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 6

Discussion of Operations

NXT has entered the second half of 2026 on a sound commercial and financial footing. On the commercial side, we received the mobilization fee for the next African SFD® survey and on April 8, 2026, we announced a new contract in South Asia (the “South Asia SFD® Survey”) allowing us to significantly increase our geographic diversity. We anticipate commencing the upcoming African SFD® Survey during Q3-26. Net Working Capital (see “Non-GAAP Measures”) at June 30, 2026, was approximately $2.09 million and Cash and Short-term investments were $1.72 million.

The key financial milestone achieved in YTD 2026 was the final conversion of the remaining convertible debentures which had a fair value of $83,352 on the conversion date.

Our revenue and profitability decreased significantly between YTD 2026 and YTD 2025 because of the different phases of the contracts we were engaged in each of the respective periods. During YTD 2025, NXT was in the acquisition phase of the 2025 African SFD® survey, which involved active flight operations and triggers large-scale revenue recognition. During Q1-26, the Company was primarily engaged in the interpretation phase of the AL-Haj SFD® Survey in Pakistan. During this phase, the focus shifted from survey acquisition to data analysis, resulting in much lower immediate revenue recognition. During Q2-26 the Company was focused on business development activities in order to begin execution of the second African SFD® Survey and the South Asia SFD® Survey.

Advance Application of SFD® Technology in Canada

On November 24, 2025, the Company received a US$2,000,000 strategic investment by way of a private placement of common shares to its largest shareholder MCAPM LP to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada (the “Private Placement”). The Private Placement proceeds are providing NXT with enhanced balance sheet flexibility to accelerate widespread usage of SFD® data in Canada while preserving its core business model as a technology and service provider.

As part of this process, the Company engaged Baycrest Energy Ltd. to assist in evaluating strategic pathways related to this initiative. During Q1-26, the Company began to evaluate NXT’s extensive proprietary SFD® data library, which includes more than 50,000 line-kilometers of airborne geophysical data in the Western Canadian sedimentary basin.

SFD® Survey in Pakistan

During Q1-26, the Company completed the data interpretation phase for its SFD® survey with AL-Haj Enterprises Private Limited (the “AL-Haj SFD® Survey”). Recommendations are expected to be delivered to the customer by the end of Q4-26.

SFD® Surveys in Africa

On September 24, 2024, the Company announced that it signed a contract with its Strategic Alliance Partner, Synergy, to provide a second SFD® survey for an oil and gas exploration company in Africa (the “African SFD® Survey”). NXT has now completed SFD® data acquisition and interpretation of the African SFD® Survey.

On May 1, 2025, the Company announced that it has entered into an additional contract with Synergy, to provide an SFD® survey in Africa. Data acquisition operations for this SFD® contract are expected to commence in August 2026, and NXT’s interpretations and recommendations for both African SFD® Surveys are expected to be delivered to the client in Q3-26. A mobilization fee of $346,500 was received in Q1-26 for this additional SFD® Survey in Africa.

SFD® Survey in South Asia

On April 8, 2026, the Company announced that it entered a contract to provide an SFD® survey to an independent oil and gas exploration company in South Asia (the “South Asia SFD® Survey”). Data acquisition operations for this contract are expected to commence in Q3-26, and NXT’s interpretations and recommendations are expected to be delivered during Q4-26.

Patents

As of the date of this MD&A, NXT has been granted SFD® patents on its SFD® technology in forty-seven jurisdictions, including Brazil (February 2022), India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020). These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 7

Summary of Operating Results

(Figures are given in “$”)	Q2-26	Q2-25	YTD 2026	YTD 2025
SFD®-related revenue	-	1,656,476	107,801	14,120,547
Expenses:
SFD®-related costs, net	442,503	1,267,796	853,642	3,599,626
General and administrative expenses (“G&A”)	1,675,715	1,208,439	3,392,905	2,316,806
Amortization	475,538	479,248	951,074	956,145
	2,593,756	2,955,483	5,197,621	6,872,577
Other Expenses (income):
Interest expense, net	5,696	194,697	9,058	445,329
Foreign exchange gain	(49,775)	(100,086)	(134,785)	(165,167)
Loss (gain) on fair value remeasurement	-	5,579,602	(6,584)	6,249,145
Other expenses	9,703	9,438	17,290	16,803
	(34,376)	5,683,651	(115,021)	6,546,110

Income (loss) before income taxes	(2,559,380)	(6,982,658)	(4,974,799)	701,860

Income tax expense	-	-	-	-

Net income (loss) and comprehensive income (loss)	(2,559,380)	(6,982,658)	(4,974,799)	701,860

Net income (loss) per share – basic	(0.02)	$ (0.08)	(0.04)	$ 0.01
Net income (loss) per share – diluted	(0.02)	$ (0.08)	(0.04)	$ 0.01

Quarterly operating results. NXT incurred a net loss of $2,559,380 ($0.02/share) for Q2-26 compared to a net loss of $6,982,658 ($0.08/share) in Q2-25. The Company recorded no SFD®-related revenues in Q2-26. The Company recorded SFD®-related revenues in Q2-25 from the African SFD® survey and the Southeast Asia SFD® survey. SFD®-related costs, net, decreased in Q2-26 versus Q2-25 due to no SFD® acquisition or interpretation work done in Q2-26. In Q2-25 flight costs were incurred for the acquisition phase of Southeast Asia SFD® Survey and the required major maintenance after the aircraft returned from the African SFD® survey in Q1-25. G&A expenses increased $467,276 or approximately 49%, compared to Q2-25, due to higher salary costs, business development travel and SBCE. Interest expense decreased $189,001 (97%) in Q2-26 versus Q2-25, due to the conversion of all the outstanding convertible debentures. Given the net US$ assets at June 30, 2026, and the weakening of the CDN$ by 2.0% since March 31, 2026, the Company recorded a foreign exchange gain in Q2-26. In Q2-25, the Company recognized a loss of $5,579,602 on the fair value remeasurement of the conversion of convertible debentures because of changes in the US$/CDN$ exchange rates, volatility and the Company’s share price on those dates. More details on each line item are provided herein.

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Year-to-date operating results. NXT incurred a net loss of $4,974,799 ($0.04/share) for YTD 2026 compared to a net income of $701,860 ($0.01/share) in YTD 2025. The Company recorded SFD®-related revenues in YTD 2026 from the interpretation phase of the Al-Haj SFD® survey. In YTD 2025 SFD®- related revenue was from both the African SFD® survey and the Southeast Asia SFD® survey. SFD®-related costs, net, decreased in YTD 2026 versus YTD 2025 due to no SFD® interpretation work done in YTD 2026. In YTD 2025 acquisition costs were incurred for both the acquisition phase of African SFD® Survey (including interpretation) and the Southeast Asia SFD® Survey and the required major maintenance after the aircraft returned from the African SFD® survey. G&A expenses increased $1,076,099 or approximately 46%, compared to YTD 2025, due to higher salary costs, business development travel and SBCE. Interest expense decreased $436,271 (98%) in YTD 2026 versus YTD 2025, due to the conversion of all the outstanding convertible debentures. Given the net US$ assets at June 30, 2026, and the weakening of the CDN$ by 3.5% since December 31, 2025, the Company recorded a foreign exchange gain in YTD 2026. During YTD 2025 a foreign exchange gain was realized as the Company’s US$5,675,000 convertible debentures were converted at a favourable exchange rate. On January 5, 2026, the Company recognized a gain on $6,584 on the fair value remeasurement on the conversion of the remaining convertible debentures. In YTD 2025, the Company recognized a loss of $6,249,145 on the fair value remeasurement of the conversion of convertible debentures because of changes in the US$/CDN$ exchange rates, volatility and the Company’s share price on those dates. More details on each line item are provided herein.

SFD®-Related Costs, Net

SFD®-Related Costs (Figures are given in “$”)	Q2-26	Q2-25	Net change	%1.
Aircraft operations	396,866	786,397	(389,531)	(50)
Survey projects	45,637	481,399	(435,762)	(91)
Total SFD®-related costs, net	442,503	1,267,796	(825,293)	(65)

1. Percentages disclosed are approximate figures.

SFD®-Related Costs (Figures are given in “$”)	YTD 2026	YTD 2025	Net change	%1.
Aircraft operations	722,620	1,814,583	(1,091,963)	(60)
Survey projects	131,022	1,785,043	(1,654,021)	(93)
Total SFD®-related costs, net	853,642	3,599,626	(2,745,984)	(76)

1. Percentages disclosed are approximate figures.

SFD®-related costs include aircraft operation and maintenance costs.

Aircraft operations were $389,531 (50%) lower in Q2-26 versus Q2-25 as major maintenance was performed after the 2025 African SFD® survey in Q2-25. For Q2-26 routine maintenance was performed on the aircraft. Survey project costs were $435,762 (91%) lower versus Q2-25 as the Company executed the acquisition phase of the South Asia SFD® Survey in Q2-25. There were no acquisition activities in Q2-26.

Aircraft operations were $1,091,963 (60%) lower in YTD 2026 versus YTD 2025 as major maintenance was performed after the 2025 African SFD® survey in YTD 2025. For YTD 2026 routine maintenance was performed on the aircraft. Survey project costs were $1,654,021 (93%) lower versus YTD 2025 as the Company executed the acquisition phase of both the 2025 African SFD® and the survey in YTD 2025. There were no acquisition activities in YTD 2026, but costs were incurred for the interpretation phase of the Al-haj SFD® survey.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 9

G&A Expenses

G&A Expenses (Figures are given in “$”)	Q2-26	Q2-25	Net change	%1.
Salaries, benefits and consulting charges	642,608	317,998	324,610	102
Board and professional fees, public company costs	244,473	229,206	15,267	7
Premises and administrative overhead	212,157	202,778	9,379	5
Business development	209,114	120,295	88,819	74
Stock-based compensation	367,363	338,162	29,201	9
Total G&A Expenses	1,675,715	1,208,439	467,276	39

1. Percentages disclosed are approximate figures.

G&A Expenses (Figures are given in “$”)	YTD 2026	YTD 2025	Net change	%1.
Salaries, benefits and consulting charges	1,459,454	658,370	801,084	122
Board and professional fees, public company costs	457,982	545,220	(87,238)	(16)
Premises and administrative overhead	426,053	395,074	30,979	8
Business development	345,375	181,064	164,311	91
Stock-based compensation	704,041	537,078	166,963	31
Total G&A Expenses	3,392,905	2,316,806	1,076,099	46

1. Percentages disclosed are approximate figures.

G&A expenses increased $467,276, or approximately 39% in Q2-26 compared to Q2-25 for the following reasons:

•

salaries, benefits, and consulting charges increased $324,610 or approximately 102%, due to one additional staff,) annual salary increases, and no project hours being reallocated to Survey project in Q1-26;

•	Board and professional fees and public company costs increased $15,267 or approximately 7%, due to increased insurance and legal fees related to increased business activity;
•

premises and administrative overhead costs increased $9,379 or approximately 5% due to increased hardware and software support costs for SFD® given the anticipated increase in business activity in 2026;

•	business development costs increased by $88,819 or approximately 74% to finalize the upcoming SFD® surveys in Asia and Africa, as well as developing other potential SFD® surveys; and
•

SBCE’s were higher in Q2-26 versus Q2-25 by $29,201 or approximately 9%, because expense was recognized for both an additional option grant, but offset by a lower RSU cost due to the decrease in NXT’s share price on June 30, 2026, versus June 30, 2025. Please see the next section “Discussion of Operations – Stock-based Compensation Expenses” for further information and detail on the SBCE.

G&A expenses increased $1,076,099, or approximately 46% in YTD 2026 compared to YTD 2025 for the following reasons:

•

salaries, benefits, and consulting charges increased $801,084 or approximately 122%, due to one additional staff and annual salary increases, retirement benefits and less salary costs allocated to SFD® related costs as there were less project hours incurred YTD 2026 versus YTD 2025;

•

Board and professional fees and public company costs decreased $87,238 or approximately 16%, due to reduced United States Securities and Exchange Commission (“SEC”) related regulatory legal fees being incurred during YTD 2026 versus YTD 2025;

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•	premises and administrative overhead costs increased $30,979 or approximately 8% due to increased hardware and software support costs for SFD® given the expected increase in business activity in 2026;
•	business development costs increased by $164,311 or approximately 91% to complete the upcoming SFD® surveys in Asia and Africa as well as developing other potential SFD® surveys; and
•

SBCE’s were higher by approximately $166,963 (31%) because expense was recognized for an additional option grant but offset by a lower RSU cost due to the decrease in NXT’s share price on June 30, 2026, versus June 30, 2025. Please see the next section “Discussion of Operations – Stock-based Compensation Expenses” for further information and detail on the SBCE.

Stock-based Compensation Expenses

Stock-based Compensation Expenses (Figures are given in “$”)	Q2-26	Q2-25	Net change	% 1.
Stock Option Expense	211,150	103,225	107,925	105
DSUs	38,750	38,750	-	0
RSUs	102,900	185,631	(82,731)	(45)
ESP Plan	14,563	10,556	4,007	38
Total SBCE	367,363	338,162	29,201	9

1. Percentages disclosed are approximate figures.

Stock-based Compensation Expenses (Figures are given in “$”)	YTD 2026	YTD 2025	Net change	% 1.
Stock Option Expense	421,136	205,200	215,936	105
DSUs	77,500	77,500	-	0
RSUs	180,378	228,045	(47,667)	(21)
ESP Plan	25,027	26,332	(1,305)	(5)
Total SBCE	704,041	537,077	166,964	31

1. Percentages disclosed are approximate figures.

SBCE varies in any given quarter or year as it is a function of several factors, including the number of units of each type of stock-based compensation issued in the period and the amortization term based on the number of years for full vesting of the units.

SBCE is also a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT’s trailing common share price. For cash-settled stock-based compensation awards variability will occur based on changes to observable prices. Any unexercised stock options expire five years from the date granted. Vesting criteria for options is determined by the Board.

On January 6, 2023, the Company granted 2,050,000 incentive stock options at a strike price of $0.216 to employees, officers and directors (the “2023 Options”). The 2023 Options vest upon the occurrence of several milestones relating to the cash received for SFD® services performed as follows: (i) one-third of the 2023 Options vest upon the collection of US$6.5 million for SFD® services performed; (ii) one-third of the 2023 Options vest upon the collection of the next US$7.0 million for SFD® services performed; and (iii) the final one-third of the 2023 Options vest upon collection of an additional US$7.5 million for SFD® services performed. The Company has reached the first milestone of collecting US$6.5 million for the 2023 Options. The Company estimates that it should reach the remaining two milestones in 2026.

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company (the “Incentive Options”). The Incentive Options will vest upon the Company achieving a trailing twelve-month free cash flow per share of $0.10. The Company currently estimates that it will achieve this target of $0.10 during Q1-27.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 11

On December 16, 2025, the Company granted 4,300,000 additional incentive stock options at a strike price of $0.309 to employees and directors of the Company (the “December 2025 Incentive Options”). One half of the December 2025 Incentive Options will vest when the Company achieves a trailing twelve-month free cash flow per share of $0.15. The other half will vest when the Company achieves a trailing 12-month revenue of $25,000,000. The Company currently estimates that it will achieve both targets during Q1-27. Please see “Advisories – Non-GAAP measures” for further information.

The deferred share unit (“DSUs”) plan (the “DSU Plan”) is a long-term plan that permits the grant of DSUs to directors that wish to take their director fees in DSUs instead of cash. One DSU converts to one common share at the retirement, resignation, or death of the Board member. Five directors elected to receive their fees as DSUs during 2026 and 2025.

Restricted Share Units (“RSUs”) entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common shares upon vesting of such RSUs or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third on the first, second and third anniversaries of the date of grant. The Company has historically settled the exercise of vested RSUs with common shares and cash. On February 21, 2024, the Company granted 1,035,000 RSUs to employees and officers. On February 24, 2025, the Company granted 1,875,000 RSUs to employees and officers.

The Employee Share Purchase Plan (the “ESP Plan”) allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the Toronto Stock Exchange. In 2025 and 2026, the Company elected to issue common shares from the treasury.

SBCE in Q2-26 compared to Q2-25 was higher by $29,201 or approximately 9%. Stock option expense increased $107,925 or 105% as the Company began recognizing expense for the December 2025 Incentive Options in 2026 but only recognized the Incentive Options in 2025. RSU expense decreased $82,731 (45%) as the fair value of the RSU decreased due to the lower NXT share price at June 30, 2026. ESP Plan expense increased $4,007 or 38% due to salary increases and increased participation.

SBCE in YTD 2026 compared to YTD 2025 was higher by $166,964 or approximately 31%. Stock option expense increased $215,936 or 105% as the Company began recognizing expense for the December 2025 Incentive Options in 2026 but only recognized the Incentive Options in 2025. RSU expense decreased $47,667 (21%) as the fair value of the RSU decreased due to the lower NXT share price on June 30, 2026. This was offset by the Company recognizing a full six months of the 2025 RSU grant in YTD 2026, but only approximately four months in YTD 2025. ESP Plan expense decreased $1,305 or 5% due to salary increases and increased participation.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 12

Amortization

Amortization (Figures are given in “$”)	Q2-26	Q2-25	Net change	%1.
Property and equipment	50,909	54,619	(3,710)	(7)
Intellectual property	424,629	424,629	-	0
Total Amortization	475,538	479,248	(3,710)	(1)

1. Percentages disclosed are approximate figures.

Amortization (Figures are given in “$”)	YTD 2026	YTD 2025	Net change	%1.
Property and equipment	101,817	106,888	(5,071)	(5)
Intellectual property	849,257	849,257	-	0
Total Amortization	951,074	956,145	(5,071)	(1)

1. Percentages disclosed are approximate figures.

Property and equipment and related amortization expenses. Property and equipment amortization was consistent between YTD 2026 and YTD 2025 as the Company did not incur any significant capital expenditures in the periods.

IP and related amortization expenses. NXT is amortizing the acquisition costs of the SFD® IP for both the Hydrocarbon and Geothermal rights over 15-year periods on a straight-line basis. Future amortization expense of $1,685,000 per year for the Hydrocarbon Right and $13,781 per year for the Geothermal Right.

IP is subject to ongoing assessment of potential indicators of impairment of the recorded net book value. No impairments were recognized in either YTD 2026 or YE-25. All other SFD® acquired rights and technology have been expensed.

Other Expenses (Income)

Other Expenses (Figures are given in “$”)	Q2-26	Q2-25	Net change	%1.
Interest expense, net	5,696	194,697	(189,001)	(97)
Foreign exchange gain	(49,775)	(100,086)	50,311	50
Loss (gain) of fair value remeasurement	-	5,579,602	(5,579,602)	(100)
Intellectual property and other	9,703	2,706	6,997	259
Loss on disposal of assets & lease modifications	-	6,732	(6,732)	(100)
Total other expenses, net	(34,376)	5,683,651	(5,718,027)	(101)

1. Percentages disclosed are approximate figures.

Other Expenses (Figures are given in “$”)	YTD 2026	YTD 2025	Net change	%1.
Interest expense, net	9,058	445,329	(436,271)	(98)
Foreign exchange gain	(134,785)	(165,167)	30,382	18
Loss (gain) of fair value remeasurement	(6,584)	6,249,145	(6,255,729)	(100)
Intellectual property and other	17,290	9,667	7,623	79
Loss on disposal of assets & lease modifications	-	7,136	(7,136)	(100)
Total other expenses, net	(115,021)	6,546,110	(6,661,131)	(102)

1. Percentages disclosed are approximate figures.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 13

Interest expense, net. This category of other expenses includes interest expense from long-term debt and convertible debentures netted by interest income earned on guaranteed investment certificates.

Interest expense decreased $189,001 (97%) in Q2-26 versus Q2-26, and $436,271 (98%) in YTD 2026 versus YTD 2025 due to the conversion of convertible debentures in the period from Q2-25 to Q1-26.

Foreign exchange gain. This category includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$. The Company held net US$ assets at June 30, 2026, which included cash and cash equivalents, short-term investments, accounts receivable and contract assets, accounts payable and accrued liabilities, US$ lease obligations, and the security deposit for the aircraft, all of which influence the unrealized foreign exchange gain and loss.

Given the net US$ assets at June 30, 2026, and the weakening of the CDN$ by 2.0% since March 31, 2026, and 3.5% since December 31, 2025, the Company recorded a foreign exchange gain in both Q2-26 and YTD 2026. Even though the CDN$ strengthen versus the US$ in YTD 2025, the Company still recorded foreign exchange gains in both YTD 2025 and Q2-25 as the conversion of the convertible debentures was at a higher CDN$/US$ exchange rate.

The Company does not currently enter into hedging contracts but instead uses alternative strategies to reduce the volatility of US dollar liabilities including holding excess US dollars before converting to CDN dollars.

Loss (gain) on fair value remeasurement. The Company recognized a gain of $6,584 in Q1-26 on the fair value remeasurement of the November Debentures (defined herein) on conversion of the remaining US$45,000 on January 5, 2026. They were revalued at their fair value, using level 3 inputs which include the market price, volatility and the price of the Company’s common stock as at the conversion date. Likewise on June 30, 2025, the Company recognized a loss of $6,249,245 on the fair value remeasurement of the outstanding convertible debentures at that date due to changes in the US$/CDN$ exchange rates, volatility and the Company’s share price.

Intellectual Property. This category of other expenses primarily includes costs related to IP filings and research and development activity related to the SFD® technology. In YTD 2026 and YTD 2025 the Company’s IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

Competition

NXT’s SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that it believes is technically superior to other airborne survey systems. To the Company’s knowledge, there is no other company employing technology comparable to its SFD® survey system for oil and natural gas and geothermal exploration.

Seismic is the standard technology used by the oil and gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. NXT’s system may reduce the need for seismic in wide‑area reconnaissance but will not replace the role of seismic in verifying structure, closure, and selecting drilling locations. The seismic industry is competitive with many international and regional service providers.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 14

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (that is, a tract over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time, and impose a much greater negative impact on local communities and the environment. Deploying an SFD® survey first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance, and environmental impact required to locate and qualify a prospect.

The energy industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting, and structural development.

Risk and Uncertainties

Hydrocarbon and geothermal exploration operations involve several risks and uncertainties that may affect the Interim Financial Statements and are reasonably likely to affect them in the future. These risks and uncertainties are discussed in detail in NXT’s AIF for the year ended December 31, 2025, “Section 5 Risk Factors”, dated March 31, 2026, and available as an electronic copy on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

We caution that the factors referred to in the AIF and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in the rapidly changing business environment.

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows:

(Figures are given in “$”)	Q2-26	Q1-26	Q4-25	Q3-25
SFD®-related revenue	-	107,801	2,138,817	91,992
Net loss	(2,559,380)	(2,415,419)	(1,237,969)	(1,781,040)

Loss per share – basic	(0.02)	(0.02)	(0.01)	(0.02)
Loss per share – diluted	(0.02)	(0.02)	(0.01)	(0.02)

(Figures are given in “$”)	Q2-25	Q1-25	Q4-24	Q3-24
SFD®-related revenue	1,656,476	12,464,071	42,222	-
Net (loss) income	(6,982,658)	7,684,518	(2,800,582)	(1,477,400)

(Loss) income per share – basic	(0.08)	0.10	(0.04)	(0.02)
(Loss) income per share – diluted	(0.08)	0.08	(0.04)	(0.02)

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 15

During Q2-26, SFD®-related revenue was $nil as the Company prepared for the second African SFD® Survey expected to commence in Q3-26. During Q1-26, SFD®-related revenue versus the previous quarter decreased due to only the interpretation phase of the Al-Haj SFD® survey being recognized and as a result the lower revenue also increased the net loss. During Q4-25, SFD®-related revenue versus the previous two quarters increased due to the Al-Haj SFD® survey in Q4-25 and as a result also decreased the net loss. During Q3-25, the loss was driven by SFD®-related costs, net increasing due to costs to support the SFD® flown surveys and aircraft maintenance costs for upcoming SFD® surveys. During Q2-25, the Company recorded a net loss due to the fair value remeasurement on the convertible debentures. During Q1-25, the Company’s earned net income due to the African SFD® Survey. During Q4-24, the Company’s net loss increased due to unrealized foreign exchange losses due to the weakening CDN$ and interest increases due to the issuance of the debentures. In Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$. In Q2-26 and Q3-24, the Company incurred net losses due to incurred SFD®-related costs related to aircraft lease and aircraft maintenance costs, G&A expenses, and non-cash items such as SBCE, which can be a significant expense in any given quarter. More details are provided below:

•

in Q2-26, the Company was focused on business development work and preparation for the expected starts of the African and South Asia SFD® surveys resulting in $nil SFD®-related revenues. Other costs and expenses were consistent with Q1-26;

•

In Q1-26, the Company recorded a net loss of $2,415,419. The Company recorded SFD®-related revenues from the interpretation phase of the Al-Haj SFD® Survey. During the previous quarter NXT recorded revenues from the acquisition phase of the Al-Haj SFD® Survey. G&A expenses increased due to a one-time charge for retirement benefits for the former CEO. Interest expense decreased close to $nil due to the conversion of all the outstanding convertible debentures;

•

In Q4-25, the Company recorded a net loss of $1,237,969. The net loss improved versus the previous two quarters due to the contribution of the Al-Haj SFD® Survey, lower SBCE expenses, lower interest expense due to the conversion of Convertible Debentures, and the partial reversal of previous estimates for the non-cash fair value adjustment to the convertible debentures, given the decrease in the price of the Company’s common shares. This was offset by the expensing of the acquisition of the remaining SFD® rights and technologies the Company did not previously own and foreign income tax expense;

•

In Q3-25, the Company recorded a net loss of $1,781,040 driven by SFD®-related costs, net increasing due to costs to support the SFD® flown surveys and aircraft maintenance costs for upcoming SFD® surveys. The Company recorded SFD®-related revenues in Q3-25 from the Southeast Asia SFD® survey and SBCE increasing due to the increase in the price of the Company’s common shares;

•

In Q2-25, the Company recorded a net loss of $6,982,658. The Q2-25 loss was attributed to the non-cash fair value adjustment to the convertible debentures, given the significant increase in the price of the Company’s common shares;

•

In Q1-25, the Company earned net income due to the African SFD® Survey and incurring a foreign exchange gain due to the US$ accounts receivable balance. This was offset partially by the loss for the fair value remeasurement of the convertible debentures;

•

In Q4-24, the Company incurred additional interest costs due to the addition of US$900,000 of convertible debentures and the 6.5% weakening of the CDN$ during the quarter with the debentures increasing the net US$ liability. The Company also recognized a gain for the fair value remeasurement of debentures; and

•

in Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 16

Liquidity and Capital Resources

Going Concern

The Interim Financial Statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the Interim Financial Statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that the Interim Financial Statements have been issued.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts. The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

The Interim Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these Interim Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

NXT’s cash and cash equivalents and short-term deposits as at June 30, 2026, totaled $1,723,201. Net working capital totaled $2,089,662. See the information in the section “Liquidity and Capital Resources – Net Working Capital” for further information.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through NXT’s normal practice of obtaining advance payments and progress payments from customers throughout the course of projects, which often span three to four months. In addition, where possible, risk of default on client billings are mitigated using export insurance programs offered by Export Development Canada.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except if the Company were to default on its office lease, where the current month’s rent plus the next three months would become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the lessor.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 17

Net Working Capital (Non-GAAP Measure)

Net Working Capital (Figures are given in “$”)	June 30, 2026	December 31, 2025	Net Change	%1.
Current assets (current liabilities)
Cash and cash equivalents	1,723,201	3,920,213	(2,197,012)	(56)
Accounts receivable and contract assets	2,807,054	4,231,891	(1,424,837)	(34)
Prepaid expenses and deposits	535,609	217,241	318,368	147
Accounts payable and accrued liabilities	(1,287,491)	(1,662,048)	374,557	23
Deferred revenue	(491,891)	-	(491,891)	(100)
Income tax payable	(496,965)	(496,965)	-	-
Current portion of convertible debentures	-	(89,826)	89,826	100
Current portion of long-term debt	(111,111)	(111,111)	-	-
Current portion of lease obligation	(588,744)	(752,378)	163,634	(22)
Total Net Working Capital	2,089,662	5,257,017	(3,167,355)	(60)

1. Percentages disclosed are approximate figures.

NXT had net working capital of $2,089,662 as at June 30, 2026.

Net working capital as at June 30, 2026, compared to December 31, 2025, decreased by $3,167,355, or 60%. Funds were received for outstanding accounts receivable for the African SFD® Survey which were used to reduce accounts payable and accrued liabilities from the Al-Haj SFD® Survey, prepare for the acquisition phase of the upcoming second African SFD® survey and scheduled lease and long-term liability obligations. Also, the mobilization fee was received for the second African SFD® Survey which increased deferred revenues. Prepaid expenses and deposits increased $318,368 or 147% as the US$150,000 deposit on the aircraft will be returned to NXT in March 2027, and expenses incurred for upcoming SFD® surveys have been prepaid. The remaining US$45,000 of convertible debentures at December 31, 2025, were converted in January 2026. Please see “Advisories – Non-GAAP measures” for further information.

Accounts Payable and Accrued Liabilities

(Figures are given in “$”)	June 30, 2026	December 31, 2025	Net Change	%1.
Trade accounts payable	(220,929)	(837,339)	616,410	74
Accrued liabilities	(267,828)	(30,755)	(237,073)	(771)
Accrued interest	(235)	(13,430)	13,195	98
Accrued directors’ fees payable	(191,229)	(291,218)	99,989	34
Salaries payable	(292,955)	-	(292,955)	(100)
Vacation pay accrued	(170,390)	(159,947)	(10,443)	(7)
RSU and ESP Plan liability	(143,925)	(329,359)	185,434	56
Total accounts payable	(1,287,491)	(1,662,048)	374,557	23

1. Percentages disclosed are approximate figures.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 18

Accounts payable and accrued liabilities decreased by $374,557 or approximately 23%, as at June 30, 2026, compared to December 31, 2025, for the following reasons:

•	trade accounts payable decreased by $616,410, or approximately 74%, as the Company settled accounts payable outstanding at December 31, 2025, related to the Al-Haj SFD® Survey during Q1-26;
•

accrued liabilities increased by $237,073, or approximately 771%, due to the Company accruing outstanding professional fees during the quarter. During Q4-25 professional fees for 2025 were mostly paid in full;

•	accrued interest decreased $13,195 or approximately 98% due to no convertible debentures remaining outstanding after January 5, 2026, thereby reducing interest expense;
•

accrued directors’ fees payable decreased by $99,989, or approximately 34% as the Company paid accrued fees for two directors, but continued to defer cash payments on director fees for those directors electing to not received DSUs as compensation;

•	salaries payable increased by $292,955, or 100%, as the Company accrued retirement payments for the former CEO;
•	vacation pay accrued decreased by $10,443, or approximately 7%, due to the timing of vacations; and
•	RSU and ESP Plan liability decreased $185,434 or approximately 56% due to the annual 1/3 vesting of RSUs in February 2026.

Cash Flow

Cash Flow-from/(used in) (Figures are given in “$”)	Q2-26	Q2-25	YTD 2026	YTD 2025
Operating activities	(154,357)	336,280	(1,916,786)	1,811,251
Financing activities	(162,980)	(97,122)	(324,526)	(244,345)
Investing activity	68,435	(10,110)	-	(255,243)
Effect of foreign exchange changes on cash	13,091	(98,872)	32,463	(94,525)
Net source (use) of cash	(235,811)	130,176	(2,208,849)	1,217,138
Cash and cash equivalents, start of period	1,604,100	1,817,357	3,577,138	730,395
Cash and cash equivalents, end of period	1,368,289	1,947,533	1,368,289	1,947,533
Short-term investments, end of period	354,912	204,137	354,912	204,137
Total cash & short-term investments, end of the period	1,723,201	2,151,670	1,723,201	2,151,670

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, funds from and repayment of financings and property, and plant and equipment investments. Further information on the net changes in cash, by each of the operating, financing, and investing activities, is as follows:

Operating Activities (Figures are given in “$”)	Q2-26	Q2-25	YTD 2026	YTD 2025
Net income (loss) for the period	(2,559,380)	(6,982,658)	(4,974,799)	701,860
Total non-cash expense and lease items	836,324	6,186,729	1,590,787	7,487,762
Operating activities before change in non-cash working capital balances	(1,723,056)	(795,929)	(3,384,012)	8,189,622
Change in non-cash working capital balances	1,568,699	1,132,209	1,467,226	(6,378,371)
Total cash from (used) in operating activities	(154,357)	336,280	(1,916,786)	1,811,251

Operating cash flow decreased $490,637 from Q2-25 to Q2-26. Both quarters received accounts receivable payments from the African SFD® Survey, but they were higher in Q2-25 versus Q2-26. Operating cash flow decreased $3,728,037 also due to receipts from the African SFD® Survey in YTD 2025 being higher than receipts in YTD 2026.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 19

Financing Activities (Figures are given in “$”)	Q2-26	Q2-25	YTD 2026	YTD 2025
Repayment of long-term debt	(27,778)	(27,778)	(55,556)	(55,556)
Proceeds from stock compensation plans	14,561	69,974	26,151	85,750
Repayment of lease obligations	(149,763)	(139,318)	(295,121)	(274,539)
Total cash from financing activities	(162,980)	(97,122)	(324,526)	(244,345)

Proceeds were received from employees under the ESP Plan in both quarters. Repayments were made toward the HASCAP Loan and aircraft lease as per schedule. Please see the section “Contractual Obligations Leases”.

Investing Activity (Figures are given in “$”)	Q2-26	Q2-25	YTD 2026	YTD 2025
Purchase of property, plant & equipment	-	(10,110)	-	(41,303)
Redemption (purchase) of short-term investments	68,435	-	-	(213,940)
Total cash used in (from) investing activity	68,435	(10,110)	-	(255,243)

The Company upgraded certain SFD® equipment in YTD 2025. The Company also used US$ short-term investments to segregate funds that mature just prior to monthly payment obligations for the Aircraft Lease.

Contractual Obligations

Leases

Office Lease. The Company has a lease that expires on September 30, 2030, for its current office space. Terms of the lease include an implied interest rate of 10% and monthly payments of $19,771.

Aircraft Lease. The Company has a lease on its aircraft lease which expires on March 28, 2027. The Company will own the aircraft at the end of the lease term. Terms of the lease include an interest rate of 12% and monthly payments of US$40,189. The Company has an early purchase option to acquire the aircraft on September 28, 2026. The early purchase option purchase price is the amortized value of the lease liability, plus a four-month interest penalty. The lease is being treated as a finance lease.

The estimated minimum annual commitments for the Company’s lease components as at June 30, 2026, are listed in the following table:

Lease payments[1]	Office	Operating Costs	Aircraft [2]	Printer	Total
2026	118,626	81,701	342,314	1,427	544,068
2027	237,252	163,401	115,083	-	515,736
2028	237,252	163,401	-	-	400,653
2029	237,252	163,401	-	-	400,653
2030	177,939	122,551	-	-	300,490
Total	1,008,321	694,455	457,397	1,427	2,161,600

1. Figures are given in $.

2. US$ payments have been converted to CDN$ at a rate of 1.4196.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 20

Convertible Debentures

There were no convertible debentures outstanding as at June 30, 2026.

Movement in convertible debentures	US$	CDN$
Balance, January 1, 2025	$ 6,378,141	$ 9,174,957
Fair value remeasurement of convertible debentures held at the beginning of the year	3,960,005	5,418,502
Conversion to common shares	(10,272,690)	(14,114,800)
Foreign exchange	-	(388,833)
Balance, December 31, 2025	65,456	89,826
Fair value remeasurement on January 5, 2026	(4,826)	(6,584)
Conversion to common shares on January 5, 2026	(60,630)	(83,352)
Foreign exchange	-	110
Balance, June 30, 2026	-	-

Debenture Conversions

Between November 8, 2023, and January 11, 2024, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of a multi-tranche unsecured convertible debenture (the "November Debentures"). The November Debentures bore interest at 10.0% per annum, paid quarterly in arrears, and were due and payable two years after issuance. The November Debentures were unsecured. Directors of NXT purchased US$147,000 of the November Debentures (approximately CDN$196,686). The November Debentures were convertible to common shares at a fixed conversion price of US$0.1808. On June 26, 2025, Mork Capital converted US$1,347,000 of their November Debentures into 7,450,221 common shares of NXT. On September 23, 2025, US$49,000 of the November Debentures were converted into 271,017 common shares of NXT. During December 2025, US$677,000 of November Debentures were converted into 2,228,979 common shares of NXT. The remaining US$45,000 of the November Debentures were converted into 248,893 common shares of NXT on January 5, 2026.

On May 30, 2025, Ataraxia Capital (“Ataraxia”) converted US$2,300,000 of convertible debentures into 13,540,208 common shares and on June 26, 2025, Mork Capital converted US$3,375,000 of convertible debentures into 15,605,088 common shares (including their November Debentures).

Mork Capital currently owns 37,576,821 common shares. This represents approximately 31.4% of the issued and outstanding common shares as of the date of this MD&A.

Investor’s Rights Agreement

On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s Board meetings as an observer (except any portion of a Board meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case, Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds common shares representing at least 5% of the outstanding common shares of the Company. Ataraxia currently owns 13,540,208 common shares. This represents approximately 11.3% of the issued and outstanding common shares as of the date of this MD&A.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 21

The Investor Rights Agreement is publicly available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Long-term Debt (HASCAP Loan)

On May 26, 2021, the Company received $1,000,000 from the Business Development Bank of Canada’s HASCAP Loan. The HASCAP Loan is a $1,000,000 non-revolving ten-year term credit facility with an interest rate of 4%. Repayment terms were interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years. The HASCAP Loan is secured by a general security agreement and is guaranteed by the Business Development Bank of Canada.

Repayment of long-term debt principal and interest: (Figures are given in “$”)
2026	66,018
2027	128,704
2028	124,259
2029	119,815
2030 to 2031	162,130
Total principal and interest payments	600,926
Less interest	(54,630)
Total principal remaining	546,296
Current portion of long-term debt	111,111
Non-current portion of long-term debt	435,185

Aging of trade receivable as of June 30, 2026

Current	$-
0-90 days	-
91-180 days	1,286,627
>180 days	-
Total trade receivables	1,286,627

The $1,286,627 overdue for greater 91-180 days is with one customer. The Company is in regular communication with the customer, and they have agreed to a payment plan. To date, the customer has paid $146,829 (US$106,300) for invoices related to this outstanding balance. Given recent payment and agreement on payment terms, the Company has determined a provision was not required as of June 30, 2026 and will revisit this analysis in future periods.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 22

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A other than office premise non-lease operating costs as per NXT’s office lease agreement. If the Company were to default on its office lease, the current month’s rent including operation costs plus the next three months become immediately due. Operating cost amounts are disclosed in the section “Liquidity and Capital Resources – Contractual Obligations.”

NXT pays an estimated operating cost during the current year but has the obligation to pay the actual operating costs incurred as defined in the office lease in the first quarter of the following year if the estimate was low. Conversely, it will receive a refund if the estimate was too high. Currently, the Company believes that the operating cost estimate is reasonable and is consistent with discussions with the landlord under the Company’s office lease.

Transactions with Related Parties

(Figures are given in “$”)	Q2-26	Q2-25	YTD 2026	YTD 2025
Legal fees1.	51,444	48,691	63,257	62,900
Interest Expense2..	-	171,893	85	377,593
Board of director fees1.	59,545	68,750	120,795	122,500

1. Recorded in G&A.

2. US$62 for the six months ended June 30, 2026. US$121,918 for the three months ended June 30, 2025, and US$265,475 for the six months ended June 30, 2025. Recorded in Interest expense, net.

One of the members of NXT’s Board of Directors was a partner in a law firm until his retirement date on June 30, 2026. The firm provides legal advice to NXT. Accounts payable and accrued liabilities include a total of $12,181 ($41,540 as at December 31, 2025) payable to this law firm.

Another member of the Board was a board member of Pana Holdings Mauritius, the parent company of Ataraxia until May 1, 2025. Ataraxia held two-year term convertible debentures until May 30, 2025. Please see the section “Liquidity and Capital Resources – Convertible Debentures”. The terms of the convertible debentures issued to Ataraxia included an annual interest rate of 10%, paid quarterly in arrears with conversion prices of US$0.143 and US$0.24 per common share. The debentures were able to be converted into either common shares or voting preferred shares with an annual dividend rate of 10% paid per quarter for the preferred shares, and they could have been converted on a one-to-one basis into common shares. The convertible debentures were payable on demand.

A third member of the Board is an employee of Mork Capital, which held two-year term convertible debentures until June 26, 2025. Please see the section “Liquidity and Capital Resources – Convertible Debentures”. The terms of the convertible debentures issued to Mork Capital included an annual interest rate of 10%, paid quarterly in arrears with conversion prices of US$0.1808 and US$0.25 per common share.

Certain members of the Board, elected to have most of their Board fees payable at December 31, 2023, transferred into convertible debentures for a total of US$147,000 (CDN$196,686). All of these convertible debentures were converted into common shares of NXT by January 5, 2026. Please see the section “Liquidity and Capital Resources – Convertible Debentures”. In addition, accounts payable and accrued liabilities at June 30, 2026, include a total of $nil, (December 31, 2025 - $2,954 or US$2,152) to Board members for accrued interest on the convertible debentures. The terms of the convertible debentures issued to members of the Board included an annual interest rate of 10%, paid quarterly in arrears with conversion price of US$0.25 per common share.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 23

Accounts payable and accrued liabilities include $191,229 ($291,218 as at December 31, 2025) for Board fees.

Critical Accounting Estimates

In preparing the Interim Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, the Interim Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. These estimates and judgments include but are not limited to assessment of impairment indicators of intellectual property, recognition of SFD® related revenue, going concern considerations, estimated useful lives of intellectual property and property, plant and equipment, allowance for expected credit losses, and the assumptions used in to measure stock-based compensation expense. The estimates and assumptions used are based upon management's best estimate as at the date of the Interim Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates. These estimates and judgements are consistent with those outlined in the Company’s consolidated financial statement for the fiscal year ended December 31, 2025, other then allowance for expected credit losses.

Allowance for expected credit losses - In making the assessment of expected losses, the Company considers the following factors: historically realized bad debts; a counterparty’s present financial condition and whether a counterparty has breached certain contracts; the probability that a counterparty will enter bankruptcy; changes in economic conditions that correlate to increased levels of default and term to maturity of the specific receivable. These expected credit losses are recognized as an allowance rather than as a direct write-down of the amortized cost basis.

Changes in Accounting Policies

The Interim Financial Statements have been prepared by management in accordance with US GAAP. The Company has consistently used US GAAP for the eight most recently completed quarters. The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2025, available on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

Financial Instruments and Other Instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, accounts receivable, contract assets, accounts payable and accrued liabilities, deferred revenue and long-term debt. The carrying value of these financial instruments, excluding long-term debt approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest rate fluctuations arising from these financial instruments but is exposed to significant credit risk with accounts receivable. For accounts receivable, where possible, NXT requests advance payments and utilizes risk mitigation products offered by entities such as Export Development Canada including, for example, insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

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NXT is exposed to foreign exchange risk because of holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising from such holdings are reflected in earnings at the end of each period. The Company does not currently enter into hedging contracts but instead uses alternative strategies to reduce the volatility of US dollar liabilities including holding excess US dollars before converting to CDN dollars.

The Company elected to measure the convertible debentures at fair value under ASC 815. Therefore, changes in fair value were measured through profit and loss.

For more information relating to risks, see the section titled “Liquidity and Capital Resources – Net Working Capital”.

Outstanding Share Capital

Figures provided are Common Shares	August 6, 2026	June 30, 2026	December 31, 2025
Common shares	119,582,464	119,533,834	118,596,228
Dilutive securities:
Stock Options	7,341,834	7,878,234	7,878,234
DSUs	723,501	723,501	525,153
RSUs	1,554,995	1,554,995	2,484,998
November Debentures at US$0.1808	-	-	248,893
Total share capital and dilutive securities	129,202,794	129,690,564	129,733,506

The dilutive securities in the above table reflect the number of common shares that would be issued if the dilutive securities were fully converted or exercised by the holder of the dilutive security.

Current Director & Officer Common Share Holdings

Figures provided are Common Shares	August 6, 2026	June 30, 2026	December 31, 2025
Peter Mork [1]	405,237	405,237	405,237
Charles Selby [1]	474,532	474,532	474,532
Gerry Sheehan [1,2]	325,893	325,893	77,000
Jeffrey Tilson [1]	7,909,212	7,909,212	7,409,212
Thomas Valentine [1]	188,053	188,053	188,053
Bruce G. Wilcox [1]	1,063,992	1,063,992	970,658
Eugene Woychyshyn 1,[2]	1,271,026	1,245,564	1,109,464
Total director and officer share capital	11,637,945	11,612,483	10,634,156

1 Director of NXT

2 Officer of NXT

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 25

Disclosure Controls and Procedures (“DCPs”) and

 Internal Controls over Financial Reporting (“ICFR”)

NXT’s CEO and Chief Financial Officer (the “CFO”) (together the “Responsible Officers”) are responsible for establishing and maintaining DCPs, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company’s year-end consolidated financial statements and MD&A are being prepared.

DCPs and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized, and reported within the time periods specified by the relevant securities’ regulatory authorities in either Canada or the United States of America. DCPs include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow for timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Responsible Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In evaluating the effectiveness of the Company’s DCPs, as defined under the rules adopted by the Canadian securities’ regulatory authorities and by the SEC, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCPs:

•

due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties is of the greatest concern; and

•

NXT does not have a sufficient number of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of complex accounting matters, and relies on reviews by management, external consultants, and the Audit Committee.

From time to time, to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls, and tax issues in the normal course.

Given the small size of the Company’s finance team, management has established a practice of increased engagement of external consultants, legal counsel, the Company’s Disclosure Committee and Audit Committee in reviewing public disclosure.

NXT Energy Solutions Inc. MD&A for the period ended June 30, 2026	page | 26

The Responsible Officers concluded that, as at June 30, 2026, NXT’s ICFR is not effective and as a result, its DCPs are not effective. NXT reached this conclusion based upon its assessment that there is a more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company’s Interim Financial Statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including:

•	the implementation of controls regarding review procedures surrounding its disclosure; and
•	engagement of third-party experts used above.

In addition, the CFO engages subject matter consultants as the need arises.

There were no changes to the Company’s ICFR in Q2-26.

It should be noted that a control system, including the Company’s DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company, including the Company’s 2025 Annual Information Form is available on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

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